FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

dw 8/4

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,904,335	1,000,000
4	Total consideration paid or payable for the shares	77,130,126	4,615,000

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.63 Lowest price paid: $4.60 Highest price allowed under rule 7.33: $4.87

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	182,095,665

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 03-Aug-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2004 AUG -4 A 11:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOSTER'S
GROUP

Inspiring Global Enjoyment

SUPPL

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	17,904,335	800,000
4	Total consideration paid or payable for the shares	81,745,126	3,684,880

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.63 Lowest price paid: $4.60 Highest price allowed under rule 7.33: $4.86

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	181,295,665

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 04-Aug-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==